UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION  AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS
13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-20058

WNC California Housing Tax Credits, L.P.
(Exact name of registrant as specified in its charter)

17782 Sky Park Circle, Irvine, California 92614 (714) 662-5565
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Units of Limited Partnership Interest
(Title of each class of securities covered by this Form)

None
(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	[ X ]
Rule 12g-4(a)(2)	[ X ]
Rule 12h-3(b)(1)(i)	[ X ]
Rule 12h-3(b)(1)(ii)	[ X ]
Rule 15d-6	[ ]
Rule 15d-22(b)	[ ]

Approximate number of holders of record as of the certification or notice date: 0

Pursuant to the requirements of the Securities Exchange Act of 1934 WNC California Housing Tax Credits, L.P. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE: February 10, 2012	By: /s/ MELANIE WENK
Name: Melanie Wenk
Title: Vice President – Chief Financial Officer of WNC & Associates, Inc., General Partner of General Partner of registrant

Instruction: This form is required by Rules 12g-4, 12h-3, 15d-6 and 15d-22 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.